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                         INTERNATIONAL HOME FOODS, INC.
                 (Dollars in Millions, Except Per Share Amounts)
                                   (unaudited)


Exhibit 12.1 Computation of Consolidated Ratio of Earnings to Fixed Charges

                                                                 Three Months Ended
                                                          March 31, 2000    March 31,  1999
                                                          ---------------   ---------------
Income before provision for income taxes                  $        42,784   $        53,329

Add (subtract):

      Interest on term loans and notes                             24,042            24,663

      Amortization of debt cost                                     1,032             1,088

      Portion of rents representative of interest                     405               474
                                                          ---------------   ---------------

Income as adjusted                                        $        68,263   $        79,554


Fixed Charges

      Interest on term loans and notes                    $        24,042   $        24,663

      Amortization of debt costs                                    1,032             1,088

      Portion of rents representative of interest                     405               474
                                                          ---------------   ---------------

      Total fixed charges                                 $        25,479   $        26,225

Consolidated Ratio of Earnings to Fixed Charges                      2.68              3.03
                                                          ===============   ===============











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